SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_________________________

 Kelly Services, Inc.
(Name of Issuer)
Class B Common Stock
(Title of Class of Securities)
488152307
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)
_________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488152307

1	Names of Reporting Persons: Comerica Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 108,106
	8	Shared Dispositive Power 83,609
9	Aggregate Amount Beneficially Owned by Each Reporting Person 191,715
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person (See Instructions) HC

ITEM 1.
	(a)	NAME OF ISSUER.
Kelly Services, Inc.
	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
999 West Big Beaver Road, Troy, Michigan 48084

ITEM 2.
	(a)	NAME OF PERSON FILING.
Comerica Incorporated
	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
Comerica Bank Tower, 1717 Main St., MC 6404, Dallas, Texas 75201
	(c)	CITIZENSHIP.
Delaware
	(d)	TITLE OF CLASS OF SECURITIES.
Class B Common Stock
	(e)	CUSIP NUMBER.
488152307

ITEM 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.
	(a)	Amount beneficially owned: 191,715
	(b)	Percent of class: 5.6%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 108,106
		(iv)	Sole power to dispose or to direct the disposition of: 83,609

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:                     ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. To our knowledge no one person's interest in the securities is more than five percent of the class of securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
See Exhibit A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.	CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2019

COMERICA INCORPORATED

By:	/s/ Jennifer S. Perry
Name:	Jennifer S. Perry
Title:	Attorney-In-Fact

*
Jennifer S. Perry is signing on behalf of Comerica Incorporated as attorney-in-fact pursuant to a power of attorney dated as of February 13, 2018 previously filed with the Securities and Exchange Commission on February 13, 2018, which is hereby incorporated by reference. The power of attorney was filed as an attachment to a filing by Comerica Incorporated on Schedule 13G for Kelly Services, Inc. with respect to its Class B Common Stock.

Exhibit A
The Schedule 13G to which this attachment is appended is filed by Comerica Incorporated on behalf of the following subsidiaries:
Comerica Bank (1)
Comerica Bank & Trust, N.A. (1)
Comerica Securities, Inc. (2)
World Asset Management, Inc. (3)

(1)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).

(2)	Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

(3)	Classified as an investment adviser in accordance with Regulation 13d-1(b)(1)(ii)(E).